EXHIBIT (a)(1)(xvii)

Form of Reminder E-mail Communication to Eligible AMD Employees Regarding Informational Sessions

There are several opportunities for you to learn more about the stock option exchange:

On-site information sessions

We’ll be in Austin, Boxborough, Markham and Sunnyvale for on-site information sessions. These are, of course, optional sessions. Feel free to open one of the outlook meeting invitations (green text in the calendar below) and save it to your calendar.

Monday July 6	Tuesday July 7	Wednesday July 8	Thursday July 9	Friday July 10

Austin on-site sessions: • 9:00 am CDT • 11:00 am CDT B500 Multipurpose Room	Boxborough on-site sessions: • 10:30 am EDT • 2:00 pm EDT	Markham on-site sessions: • 9:00 am EDT • 3:00 pm EDT Chez Array	Markham on-site session: • 9:00 am EDT Chez Array	Austin on-site session: • 10:30 am CDT B500 Multipurpose Room
	Austin on-site sessions: • 10:00 am CDT • 1:00 pm CDT B500 Multipurpose Room		Sunnyvale on-site sessions: • 10:00 am PDT • 1:00 pm PDT • 3:00 pm PDT Commons Auditorium

Q&A, Prerecorded Podcast, Employee Presentation and Other Important Documents

You can access a Q&A, a pre-recorded podcast, the employee presentation we’ll be reviewing in the information sessions and other important documents here. You can also access the important offer documents at the offer exchange website on the Offer Documents tab.

For additional questions

If you still have questions after reviewing some of the aforementioned materials, please send a note to the stock administration team or me.

Best regards,

Brian